510 Burrard St, 3rd Floor
Date: March 18, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TIMMINS GOLD CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	March 16, 2015

Record Date for Voting (if applicable) :	March 16, 2015

Beneficial Ownership Determination Date :	March 16, 2015

Meeting Date :	April 29, 2015 (AMENDED)

Vancouver Club, 915 West Hastings
Meeting Location (if available) :	Street, Vancouver, British Columbia, V6C
1C6 (AMENDED)

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88741P103	CA88741P1036

Sincerely,

Computershare
Agent for TIMMINS GOLD CORP.